SEC FILE NUMBER 0000863015
CUSIP NUMBER 464592104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F  ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended:  December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ISLE OF CAPRI CASINOS, INC. (ISLE OF CAPRI CASINOS, INC. RETIREMENT TRUST AND SAVINGS PLAN)
Full Name of Registrant

Former Name if Applicable

600 Emerson Road, Suite 300
Address of Principle Executive Office

Saint Louis, MO 63141
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Form 11-K for the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the “Plan”) for the period ended December 31, 2006, cannot be timely filed by the issuer, Isle of Capri Casinos, Inc., without unreasonable effort and expense. The Plan changed its administrator from ABN-AMRO Holding N.V. to Principal Financial Group, Inc. during the period ended December 31, 2005. However, Plan records did not switch between the trustees until a blackout period from February 17 to February 20, 2006. This switch in trustee has resulted in added difficulties and timing delays in compiling information and documents. The delays associated with the change in trustee have delayed the completion of the financial statements of the Plan, which are the primary component of Form 11-K. The delay in the completion of the financial statements has, in turn, resulted in the inability of the Plan’s auditors to furnish the required opinion on such financial statements.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donn R. Mitchell, II	(314)	813-9200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

10-K/A for the fiscal year ended April 30, 2006; 10-Q/A for the fiscal quarter ended July 30, 2006; 10-Q/A for the fiscal quarter ended October 29, 2006; 10-Q/A for the fiscal quarter ended January 28, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_________Isle of Capri Casinos, Inc._____________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	7/2/2007	By:	/s/Donn R. Mitchell, II

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.